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August 12, 2011	TORONTO
VIENNA

VIA EDGAR AND EMAIL TRANSMISSION

Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

RE:	Re: Transatlantic Holdings, Inc.
Schedule TO-T/A filed by Validus Holdings, Ltd.
Filed on August 3, 2011
File No. 005-41434

Validus Holdings, Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed on August 3, 2011
File No. 333-175774

Transatlantic Holdings, Inc.
Forms 425
Filed on July 28 and August 1, 2011
Filed by Validus Holdings, Ltd.
File No. 001-10545

Transatlantic Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2011 by Validus Holdings, Ltd., et al.
File No. 001-10545

Dear Mr. Hindin:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings as set forth in your letter dated August 9, 2011 (the “Comment Letter”).  Additionally, the Company files herewith, via EDGAR, (i) Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on July 20, 2011, as amended by Amendment No. 1 thereto filed on August 1, 2011 (the “Proxy Statement”), (ii) Amendment No. 2 to Registration Statement on Form S-4 filed on July 25, 2011, as amended by Amendment No. 1 thereto filed on August 3, 2011 (the “Form S-4”), and (iii) Amendment No. 8 to the Schedule TO originally filed with the Commission on July 25, 2011, as last amended by Amendment No. 7 thereto filed on August 11, 2011 (the “Schedule TO”).  In addition to responding to the comments, the Proxy Statement and Form S-4 have been updated to reflect facts and events occurring since the filing of Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Form S-4.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement, the Form S-4 and the Schedule TO.

Offer to Exchange/Prospectus and Forms 425

General

1.         We note the language on the cover page and page iii of the prospectus indicating that the prospectus does not constitute a solicitation against the proposed Allied World acquisition. However, such language contradicts statements found elsewhere in the prospectus that appear to constitute solicitations as defined in Rule 14a-1(l)(iii) of Regulation 14A. As an example, but without limitation, we refer you to language on pages 3 and 4 that illustrates why Validus believes the exchange offer is superior to the proposed Allied World acquisition. Please remove language from the prospectus disclaiming that the prospectus does not constitute a proxy solicitation and promptly file as soliciting material all prospectus disclosure reasonably calculated to result in the procurement, withholding or revocation of a proxy. For additional instructive guidance, refer to Question B.13 to the July 2001 Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response:  Validus respectfully disagrees with the Staff that the Form S-4 constitutes soliciting material that is required to be filed on Schedule 14A.  Validus believes that the information in the Form S-4 comparing the exchange offer and the proposed Allied World acquisition is material to a Transatlantic stockholder’s investment decision with respect to the exchange offer and therefore is required to be included in the Form S-4.  Because Transatlantic stockholders have two alternatives available to them, any decision regarding the exchange offer or the proposed Allied World acquisition will necessarily mean that a stockholder has made a decision regarding the other offer.  Previously, the Staff has consistently taken the view that the tender offer rules and proxy rules have different filing and disclosure requirements and that filings applicable to one of the disclosure regimes do not implicate the other.  As David A. Sirignano (then Chief of the Commission’s Office of Tender Offers) and Richard E. Baltz (then the Deputy Chief of the Commission’s Office of Tender Offers) wrote in their article entitled “Using a Proxy Contest to Facilitate a Tender Offer”:

While both the tender offer rules and the proxy rules are intended to assure that shareholders receive adequate information to make an informed investment decision, each disclosure scheme serves different objectives and has distinct filing, disclosure and dissemination requirements. The simultaneous solicitation of tenders of shares and proxies implicates both regulatory schemes, imposing independent obligations on the parties subject to those regulations.

Notwithstanding Validus’ disagreement with the Staff’s position, in view of the fact that by a Current Report on Form 8-K dated July 28, 2011, Transatlantic has filed its Solicitation/Recommendation Statement on Schedule 14D-9 related to the exchange offer (the “Schedule 14D-9”) pursuant to Rule 425 (“Rule 425”) promulgated under the Securities Act of 1933, as amended, Validus will file Amendment No. 2 to its Form S-4 as a filing pursuant to Rule 425.  Validus notes that Transatlantic has not filed Amendment Number 1 to the Schedule 14D-9 (“Schedule 14D-9 Amendment No. 1”) under cover of Rule 425 or Schedule 14A even though Schedule 14D-9 Amendment No. 1 is replete with disclosure encouraging Transatlantic stockholders to vote in favor of the proposed Allied World acquisition and therefore constitutes soliciting material.

2.         In view of the apparent absence of a confidentiality agreement between Validus and Transatlantic, it does not appear Validus has conducted any due diligence review of non-public Transatlantic information. Please revise the Offer to Exchange to qualify any of Validus’ claims regarding “synergies,” strategic fit,” “structural flexibility” and similar statements so that stockholders are aware that Validus’ claims are exclusively based upon publicly available information.

Response:  Validus acknowledges the Staff’s comment and has included additional disclosure on page iii of the Form S-4.

3.             Please provide support for the following statements in light of Validus’ apparent lack of access to Transatlantic’s confidential information. To the extent such support exists, please update the disclosure to a date as current as practicable.

•                  “The combination of Validus’ strong positions in Bermuda and London and Transatlantic’s operations in the United States, continental Europe and Asia would produce a rare example of a complementary business fit with minimal overlap, which will produce a well-diversified company that will be a global leader in reinsurance...This combination will solidify Validus’ leadership in property catastrophe, with pro forma managed catastrophe premiums of over $1 billion,[FN] while remaining within Validus’ historical risk appetite.” (page 4) We note this last statement is based upon property catastrophe gross premiums written for Validus and net premiums written for Transatlantic in 2010.

•                  “The combination of Validus and Transatlantic would create a company with an estimated $1.1 billion of pre-synergy, pre-catastrophe earnings,[FN] which could be available for expanded share repurchase activity.[FN]” (page 5) We note this last statement is based upon last twelve months pre-catastrophe accident year earnings as of March 31, 2011.

•                  “Validus believes it is not realistic that Allied World shares will trade at or near current book value in the foreseeable future, given the fact that they have not traded at book for the past three years and given the subpar ROE that Allied World itself reveals in its merger proxy filing.” (page 2 the Form 425 filed August 1, 2011).

Discussion of asset valuations should be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. Please adhere to the disclosure standards enunciated in SEC Release No. 34¬16833 (May 23, 1980).

Response:  Validus acknowledges the Staff’s comment.  As a general matter, with respect to Validus’ lack of access to Transatlantic’s confidential information, Validus refers the Staff to its response to comment 2 of the Comment Letter.  Validus’ specific response to each of the individually bulleted items is set forth below.

First bullet of comment 3:  Validus notes that each of Validus and Transatlantic have strong positions in their respective markets.  Validus is a market leader in Bermuda (#2 based on 2009 net reinsurance premiums written per Standard and Poor’s — most recent available) and Lloyd’s (London) (#13 based on current capacity), while Transatlantic is a market leader in the U.S. (#2 based on 2009 net reinsurance premiums written per Standard & Poor’s).  On a combined basis, Validus/Transatlantic would be #6 in terms of global net reinsurance premiums written (based on 2009 net reinsurance premiums written per Standard & Poor’s).  Validus is providing to the Staff on a supplemental basis (identified as Annex 1 (3A.1 Support)) information in support of these statements.

With respect to the pro forma entity’s diversification, based on public disclosure and Validus’ understanding of the market, there is not a significant overlap or concentration of risk classes.  Validus’ recent focus has been on short-tail property lines, while Transatlantic has more short-tail and specialty casualty lines.  Validus refers the Staff to page 20 of its presentation titled “Validus’ Superior Proposal to Create a Global Reinsurance Leader” filed with the Commission pursuant to Rule 425 on July 13, 2011 (the “July 13 Material”), which shows the comparative business mix of Validus and Transatlantic, highlighting the comparative differences in business.  Validus is providing to the Staff on a supplemental basis a data breakdown and primary source material for these statements (identified as Annex 2 (3A.2 Calculations)) and Annex 3 (3A.2 Support) hereto).

With respect to the statement that a combination of Transatlantic and Validus will be a global leader in reinsurance, Validus refers the Staff to page 24 of its presentation titled “Building a Global Reinsurance Leader” filed with the Commission pursuant to Rule 425 on August 4, 2011 (the “August 4 Material”).  The chart on page 24 of the August 4 Material demonstrates that, on a pro forma basis based on net reinsurance premiums written in 2009, a combination of Validus and Transatlantic would form the sixth largest global reinsurer.  This chart is based on data available in Standard & Poor’s Global Reinsurance Highlights 2010 (which is also referenced in footnote 3 on page 4 of the Form S-4).  Validus notes to the Staff that Standard & Poor’s is not expected to release Global Reinsurance Highlights for 2011 until at least the month of September and, consequently, Validus cannot currently update this information.

With respect to the statement regarding Validus’ leadership in property catastrophe, Validus refers the Staff to page 26 of the August 4 Material, which reflects that a combination of Validus and Transatlantic would, on a pro forma basis, be the leader in property catastrophe premiums written based on gross premiums written for Validus and net premiums written for Transatlantic in 2010 (because Transatlantic does not publicly disclose its catastrophe gross premiums written).  However, because gross premiums written are always larger than net premiums written, the pro forma combined entity’s leadership position would be enhanced if Transatlantic’s gross premiums written were used for the analysis.   Validus notes to the Staff that sufficiently detailed twelve month information for each of the companies listed in the chart on page 26 of the August 4 Material is not publicly available as of a date later than December 31, 2010.  Validus is providing to the Staff on a supplemental basis calculations and primary source material in support of its calculation of Validus and Transatlantic pro forma property catastrophe premiums (identified as Annex 4 (3A.3 Calculations) and Annex 5 (3A.3 Support) hereto).

Validus notes to the Staff that information regarding Validus’ risk levels as measured by 1-in-100 year probable maximum loss (PML) divided by capital is included on page 18 of the July 13 Material.  This chart shows that the pro forma PML ratio for Validus and Transatlantic is lower than Validus’ standalone ratio, supporting the statement that the combination will result in a combined company that remains within Validus’ historical risk appetite.  As shown on page 18 of the July 13 Material, the pro forma PML ratio is below Validus’ level since at least December 2008.  Validus is providing to the Staff on a supplemental basis underlying PML ratio calculations and primary source materials (identified as Annex 6 (3A.4 Calculations) and Annex 7 (3A.4 Support) hereto).

Second bullet of comment 3:  Validus refers the Staff to page 31 of the August 4 Material, which calculates the combined earnings power of Validus and Transatlantic on a pro forma basis based upon the last twelve months pre-catastrophe accident year earnings as of March 31, 2011.  Validus has revised the disclosure on pages 5 and 56 of the Form S-4 to reflect the last twelve months pre-catastrophe accident year earnings as of June 30, 2011 (which is also approximately $1.1 billion).  Validus is providing to the Staff on a supplemental basis supporting calculations and source material for pro forma last twelve month earnings, both as of March 31, 2011 and June 30, 2011 (identified as Annex 8 (3B Calculations) and Annex 9 (3B Support) hereto).

Third bullet of comment 3:  Validus refers the Staff to its explanation below regarding the correlation between return on equity (“ROE”) and price-to-book value and to the supplemental material being provided to the Staff.

As shown on page 11 of the July 13 Material, in recent years Allied World’s stock has traded significantly below reported diluted book value per share.  Validus has provided to the Staff on a supplemental basis the calculations underlying the depictions of Validus’ and Allied World’ historical price / book value ratios (identified as Annex 10 (3C Calculations) (page titled “Price / Book Value History”) hereto).

Implicit within Allied World’s forecasts in the joint proxy statement / prospectus contained in Allied World’s Form S-4 (the most recent amendment of which was filed on August 10, 2011) is an average return on average equity (“ROAE”)(1) of 9.0% over the next five years.  Validus has provided to the Staff on a supplemental basis underlying calculations and source material with respect to Allied World’s ROAE (identified as Annex 10 (3C Calculations) (page titled “Allied World — Implied Forward ROAE”) and Annex 11 (3C.1 Support) hereto).

It is established market practice that expected ROE is a key factor in determining relative valuation for insurance companies.  Validus has provided to the Staff on a supplemental basis an excerpt of an article by Professor Doron Nissim of Columbia Business School that discusses the use of ROE/price-book-value regression analysis, which notes that price-to-book ratio conditioned on ROE is often used by insurance analysts (identified as Annex 12 (3C.2 Support) hereto).

Reviewing current price-to-book trading multiples for Allied World’s peers (as of August 9, 2011) and market expectations for ROE (using 2012 I/B/E/S mean consensus), it is apparent that a higher expected ROE results in a higher trading valuation (see Annex 10 (page titled “Relationship Between ROE and Price / Book Value Multiple”) for underlying data calculations).  The observed data yields a line of best fit of y = 3.9356x + 0.3696, where y is the price-to-book multiple and x is the expected ROE.  Using Allied World’s 9.0% ROE for x results in an implied price-to-book multiple of 0.72 — showing a significant discount to book value.

Validus believes that its observations of Allied World’s historical price-to-book ratios as well as projected price-to-book multiple based on ROE (which is based on accepted valuation methods in the insurance industry) provide ample support for Validus’ belief that it is not realistic that Allied World’s shares will trade at or near current book value in the foreseeable future.

4.         Please update the market cap figures used in the table on pages 3, 47 and 57 to reflect a more recent date. Please make conforming changes to the revised preliminary proxy statement filed by Validus on August 1, 2011.

Response:  Validus notes the Staff’s comment and has supplemented the disclosure on pages 3, 46 and 54 of the Form S-4 to include information regarding market capitalization of Validus and Allied World as of June 30, 2011.  Validus has included conforming changes in the Proxy Statement.

Conditions of the Exchange Offer, page 79

5.         We note the response to prior comment 2 of our letter dated July 29, 2011. It is not clear how moving the term “threatened” to another location within the condition addresses the comment. A determination of this nature appears to be subjective, such that a security holder

(1)   Allied World’s projected ROE for this period is 8.7%.  There is no material difference between Allied World’s projections and Allied World’s ROAE as calculated by Validus.

may not be able to verify whether this condition has been satisfied. Please revise to include an objective standard for the determination as to whether this condition has been satisfied.

Response:  Validus acknowledges the Staff’s comment and has revised the disclosure on pages 7, 17 and 81 of the Form S-4.

6.         We refer you to the second paragraph of the response to prior comment 3 of our letter dated July 29, 2011. Please specify in your response which conditions require that Validus have access to non-public information from Transatlantic in order for Validus to make a reasonable determination as to whether a condition has or has not been satisfied. It does not appear that Validus will require access to non-public information from Transatlantic in order to make such determination with respect to each condition listed in this section.

Response:  Validus acknowledges the Staff’s comment and confirms to the Staff that the exchange offer is not conditioned on the receipt by Validus of non-public information from Transatlantic.  When making its reasonable determination as to whether or not a condition has been satisfied, Validus will base its determination as to whether conditions to the exchange offer have been satisfied on information then available to Validus.  In the event that non-public information regarding Transatlantic has not been made available to Validus, Validus notes to the Staff that such determination would be made based on publicly available information.

7.         We again refer you to the disclosure on page 84 indicating that the “failure by Validus at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right...” We disagree. If an offer condition is triggered and Validus determines to proceed with the offer anyway, we continue to believe that this decision is tantamount to a waiver of the triggered condition. Please revise the disclosure to remove the implication that Validus reserves the right not to timely disclose the existence of offer conditions which have been triggered. Refer to Exchange Act Rule 14d-4(d).

Response:  Validus notes the Staff’s comment and has revised the disclosure on page 84 of the Form S-4.  Validus separately confirms its understanding that the waiver of a condition may constitute a material change to the exchange offer that could require the extension of the exchange offer and dissemination of new disclosure to security holders.

Proxy Statement

8.         We refer you to our comments below under the heading “Forms 425.” Where revised disclosure is requested, please provide such disclosure in a revised preliminary proxy statement. Alternatively, you may provide such corrective disclosure by filing additional soliciting material pursuant to Rule 14a-12 of Regulation 14A and including disclosure in a revised preliminary proxy statement directing Transatlantic stockholders to the applicable filings where such corrective disclosure can be found.

Response:  Validus notes the Staff’s comment as well as the Staff’s comments 14 through 20 in the Comment Letter under the heading “Forms 425.”  Validus proposes to address such comments by means of revised disclosure in respect of Validus’ Form 425 filed on August 1, 2011 (the “August 1 Material”), and has provided the Staff for review, on a supplemental basis, a draft of this revised disclosure that has been annotated to highlight revised sections.  Validus would appreciate the opportunity to discuss this revised disclosure with the Staff to ensure that it is responsive to the Staff’s comments.  Following receipt of such confirmation from the Staff, Validus intends to file this revised disclosure via EDGAR.

Additionally, following the filing of this revised disclosure, Validus will include the following statement in an amended Proxy Statement to be filed with the Commission:  “On August [•], 2011, Validus filed disclosure regarding, among other things, Allied World and its business, that were originally filed by Validus with the SEC pursuant to Rule 425 on August 1, 2011.”

9.         We note your response to prior comment 3 of our letter dated July 28, 2011. Given the assertive statements in Validus’ proxy statement and other soliciting material regarding the superiority of a transaction with Validus, we view the voting decision presented to Validus stockholders as not only a decision to vote for or against the Proposed Allied World Acquisition but also a decision regarding the merits of the Validus Transaction Proposal. As such, Validus stockholders cannot make an informed voting decision on the Proposed Allied World Acquisition without pro forma financial information about the Validus Merger Offer. Please revise the proxy statement to include pro forma financial statements about the Validus Merger Offer, including the indebtedness to be incurred by Transatlantic in order to finance the pre-closing special dividend.

Response:  Validus notes the Staff’s comment and has revised its disclosure on page 21 of the Proxy Statement to include pro forma financial information regarding the Validus Transaction Proposal.

10.       We note your response to prior comment 6 of our letter dated July 28, 2011 and the revised disclosure that the “premium represented by the Validus Transaction Proposal to the Proposed Allied World Acquisition may be larger or smaller depending on the market price of each of the Validus Shares and shares of Allied World on any given date...” Please revise to remove the implication that regardless of market fluctuations, Transatlantic stockholders will, in all cases, receive a premium from the Validus Transaction Proposal.

Response:  Validus acknowledges the Staff’s comment and has revised the identified language on page 2 of the cover page to the Proxy Statement and pages 1 and 2 of the Proxy Statement to make it clear that a premium may not be available in all cases.

11.       Schedule I identifies Mandakini Puri as a participant in the solicitation. We understand that Ms. Puri, who serves as a Validus director and chair of the Executive Committee of the Validus board of directors, became a Managing Director and Co-Head of the Global Private Equity Group at Blackrock on May 23, 2011. Given Blackrock’s status as a significant stockholder of Transatlantic, please provide the disclosure required by Item 5(a) of Schedule 14A.

Response:  Validus does not believe that disclosure is required by Item 5(a) of Schedule 14A regarding BlackRock, Inc.’s (“BlackRock”) ownership interest in Transatlantic or Validus or other possible interests in the transaction.  Ms. Puri serves as a director of Validus in her personal capacity, not in her capacity as an employee of BlackRock.  Therefore, security holdings or other interests of BlackRock should not be attributable to Ms. Puri.

Ms. Puri is an employee of BlackRock’s private equity business; she is not an officer or partner of BlackRock, nor is she an officer or partner of any investment fund managed by BlackRock that may own an interest in Validus or Transatlantic, and she is not the beneficial owner of 10 percent or more of any class of BlackRock’s equity securities.  Ms. Puri does not possess voting or dispositive power over any of the common stock of Transatlantic or Validus held by BlackRock-managed funds.  For the foregoing reasons, Validus does not believe BlackRock is an “associate” of Ms. Puri as defined in Rule 14a-1 promulgated under the Exchange Act.

12.       Please supplement the disclosure to indicate whether Transatlantic stockholders who grant Validus their proxy to vote against the Allied World Acquisition Agreement Proposal will have dissenters rights to the Proposed Allied World Acquisition should Validus fail to obtain sufficient proxies. Outline the appraisal rights available to dissenters under Delaware law and summarize the actions dissenting stockholders are required to take to perfect their appraisal rights. Additionally, please also disclose whether a Transatlantic stockholder who grants Validus its proxy to vote against the Allied World Acquisition Agreement Proposal will have thereby satisfied any notice requirements under state law with respect to appraisal rights. Refer to item Item 3 of Schedule 14A.

Response:  Validus notes the Staff’s comment and has revised its disclosure on page 41 of the Proxy Statement to indicate that Transatlantic stockholders will not have dissenters’ rights in the Proposed Allied World Acquisition (as noted in the proxy statement/prospectus contained in the Registration Statement on form S-4 filed by Allied World), irrespective of whether or not they vote against the Allied World Acquisition Agreement Proposal as a result of granting a proxy to Validus, or otherwise.

13.       The first bold bullet point on page 1 claims that “A vote ‘AGAINST’ the Allied World Acquisition Agreement Proposal preserves your opportunity to receive the consideration contemplated by the Validus Transaction Proposal” (emphasis added). However, a single Transatlantic stockholder’s vote against the Allied World Acquisition Agreement Proposal would not appear to preserve anything by itself. Moreover, this statement also appears to suggest that the inverse of the statement is true: that failing to vote against the Allied World Acquisition Agreement Proposal would not preserve such opportunity. However, on page 9 of the Offer to Exchange, Validus advises Transatlantic stockholders that “You may validly tender your shares of Transatlantic common stock in the exchange offer, regardless of whether or how you vote on the proposed Allied World acquisition.” Please revise the first bullet point on page 1 of the proxy statement to clarify the effect of voting against the Proposed Merger.

Response:  Validus notes the Staff’s comment and has revised the first bullet point on page 1 of the Proxy Statement and the immediately following disclosure to clarify the effect of voting against the Allied World Acquisition Agreement Proposal.

Forms 425

14.       We refer you to page 8 of your Form 425 filed on August 1, 2011, entitled “Setting the Record Straight.” The slide indicates that Allied World is an “organization evidencing limited historical interest in the reinsurance business.” Please provide corrective disclosure that removes this statement. It is our understanding that 30% of Allied World’s premiums have been generated consistently from reinsurance.

Response:  Validus confirms to the Staff that, for the fiscal year ended December 31, 2010, 30% of Allied World’s gross written premiums were derived from reinsurance.  Validus notes that this percentage is a “limited amount”, particularly when compared to reinsurance contributions to gross premiums written of Validus (53%) and Transatlantic (100%).  Validus has provided to the Staff on a supplemental basis underlying calculations and support for this statement (identified as Annex 13 (14 Calculations) and Annex 14 (14 Support) hereto).

Validus further notes that Allied World has explicitly discussed limiting its reinsurance business in its Annual Report on Form 10-K for the year ended December 31, 2010 (“target the overall contribution from reinsurance to be approximately 30%”) and holds itself out to be primarily focused on “direct insurance markets” rather than reinsurance.  This statement is provided on a supplemental basis in Annex 13 hereto.  The quotes from Allied World referenced in the supplemental material provided to the Staff are included on page 21 of the July 13 Material.

15.       We refer you to page 15 of your Form 425 filed on August 1, 2011, entitled “Setting the Record Straight.” The data in the last column of the chart indicates that Allied World wrote gross premiums in 2010 of $219 million. As currently presented, the heading and chart appears to suggest that this $219 million figure represents the entirety of Allied World’s gross international premiums. However, it is our understanding that the total gross premiums written by Allied World in 2010 totaled over $500 million. Please revise the heading of this slide to eliminate the reference to “Global Market” and replace with language that more accurately describes the three specific markets described therein.

Response:  Validus notes to the Staff that the $219 million shown on page 15 of the August 1 Material represents the “international insurance” segment as reported in Allied World’s financial statements as disclosed in its Annual Report on Form 10-K for the year ended December 31, 2010.  Validus has revised page 15 of the August 1 Material to reflect this clarification.  Validus also refers the Staff to its response to comment 8.

16.       Furthermore, the chart fails to account for international reinsurance premiums written by Allied World in 2010. To the extent Allied World’s international reinsurance premiums contradict this heading, please revise the heading accordingly or qualify it to exclude international reinsurance premiums.

Response:  Validus refers the Staff to its reponse to comment 15 of the Comment Letter.

17.       We refer you to page 31 of your Form 425 filed on August 1, 2011, entitled “Setting the Record Straight.” Validus uses the term “deeply flawed rationale” in describing Allied World’s strategic rationale and supports its assertion by representing that, in absolute terms, a casualty-on-casualty combination does not bring diversification benefits but rather magnifies certain risks. It is our understanding that combining certain specialty casualty lines, such as medical malpractice and healthcare lines of business with one focusing on hospitals and medical facilities and the other focusing on physicians, may actually provide diversification benefits. Please provide revised disclosure that indicates, if true, that certain casualty-on-casualty combinations may provide diversification benefits. Alternatively, please support the statement that there is no casualty-on-casualty combination that could bring diversification benefits.

Response:  Validus notes to the Staff that Validus uses the term “diversification benefits” in the August 1 Material in a manner consistent with A.M. Best & Company’s definitions of “Diversification Benefit” or “Diversification Credit.”  Validus has provided these definitions to the Staff on a supplemental basis (identified as Annex 15 (17 Support) hereto).  Validus notes that diversification benefits / credits as defined by A.M. Best & Company are related to establishing diversified portfolios or loss reserves or premiums.  The possible synergies described in the Staff’s comment (and which were also identified by Transatlantic in Schedule 14D-9 Amendment No. 1 — i..e, combining medical malpractice and healthcare lines aimed at hospitals and medical facilities with those focusing on physicians) would not qualify as diversification benefits / credits under the A.M. Best & Company definition.  In fact, the possible synergies raised by the Staff and Transatlantic result in a greater exposure to a single line of business (medical malpractice or healthcare) which, per the A.M. Best & Company methodology, could actually reduce the diversification benefits / credits.  Validus has revised the disclosure on page 31 of the August 1 Material to clarify that its use of the term “diversification benefit” references the A.M. Best & Company definition and methodology.  Validus also refers the Staff to its response to comment 8 of the Comment Letter.

18.       In addition, please provide support for the statement on page 31 that the Allied World merger “will likely result in customer losses.”

Response:  Validus notes to the Staff that Transatlantic’s reinsurance customers include many writers of direct insurance that are current competitors of Allied World.  Transatlantic’s top 20 customer relationships based on 2010 reinsurance premiums assumed are identified on page 30 of the August 1 Material.  It is Validus’ belief that a combined Allied World / Transatlantic would experience conflicts with certain of these customers, who may contend that the combined company is using competitive information gained through Transatlantic’s reinsurance relationships in order to support Allied World’s direct insurance operations (and therefore directly to compete with these customers).  As precedent for this type of conflict, Validus refers the Staff to the public dispute between Great American Insurance Company and Endurance Specialty Holdings Ltd., in which Great American alleged that Endurance was using confidential information gained through its reinsurance relationship to compete with Great American in the direct insurance market.  Validus has provided supplemental information to the Staff regarding this dispute (identified as Annex 16 (18 Support) hereto).

In reference to the Staff’s comment, Validus has revised the disclosure on page 31 of the August 1 Material.  Validus refers the Staff to its response to comment 8 of the Comment Letter.

19.       We refer you to page 33 of your Form 425 filed on August 1, 2011, entitled “Setting the Record Straight.” Validus indicates that the Swiss Commercial Register ruling is a condition to the Allied World merger. However, Allied World’s registration statement on Form S-4 filed on July 8, 2011, more than three weeks prior to the filing of Validus’ Form 425, contains disclosure indicating that on June 20, 2011, Allied World obtained a ruling from the Swiss Commercial Register of the Canton of Zug confirming that the Swiss Commercial Register will register a capital increase of Allied World. Please file corrective disclosure to eliminate the implication that such ruling is still an open condition of the Allied World merger.

Response:  Validus acknowledges the Staff’s comment and has accordingly revised the disclosure in the Form 425 filing that it has submitted to the Staff supplementally.  Validus has also revised the August 1 Material to reflect the satisfaction of the condition relating to consents and approvals required under Validus’ credit facilities.  Validus refers the Staff to its response to comment 8 of the Comment Letter.

20.          We note that you have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of Transatlantic’s board of directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in your filing:

•                  “Transatlantic is spreading misinformation about Validus’ Superior Offer in an effort to hide the simple fact that Validus’ offer provides greater market value than the inferior Allied World takeover offer.” (Form 425 filed July 28, 2011, page 1)

•                  “Validus believes that these actions by the Transatlantic directors — willfully burying their heads in the sand and blaming it on their ill-advised acquisition agreement with Allied World — are inconsistent with their fiduciary duties to Transatlantic’s owners.” (Form 425 filed July 28, 2011, page 1)

•                  “We believe [that the Transatlantic’s Board’s] insistence on a standstill agreement is nothing more than a poorly disguised attempt to prevent [Validus] from bringing our Superior Proposal to Transatlantic stockholders. Today, the Transatlantic Board has taken further steps to entrench themselves by establishing a poison pill, initiating meritless legal action, and changing corporate by-laws in an apparent effort to more easily manipulate stockholder meetings. These actions appear to be intentionally designed to trample on the rights of Transatlantic’s stockholders.” (Form 425 filed July 28, 2011, page 1 and similar disclosure found in Form 425 filed August 1, 2011, page 6)

•                  “Despite acknowledging their fiduciary duty to do so, [the Transatlantic board] has ignored Transatlantic stockholders’ interests by refusing to enter into discussions with Validus” (Form 425 filed August 1, 2011, page 7)

•                  The Transatlantic board is an “[e]ntrenched board exhibiting anti-stockholder behavior” and “a case study in poor governance” (Form 425 filed August 1, 2011, page 7)

Please do not use the statements which have been italicized for emphasis or similar statements without providing a proper factual foundation. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supportable. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9 of Regulation 14A.

With respect to the third bullet point above, please acknowledge in your response letter that actions taken by Transatlantic’s directors could have been in accordance with applicable law. Also advise us in your response letter, with a view toward revised disclosure, whether Validus has undertaken to support such allegations in the applicable state court.

Response:  Validus acknowledges the Staff’s comment and the applicability of Rule 14a-9.  Validus believes that it has proper factual foundation for statements previously made and will endeavor to continue to do so with respect to future statements.

Validus respectfully believes that its statements are appropriate in light of the circumstances.  In particular, in Release No. 34-31326 (October 16, 1992), the Commission states that “[it] believes that the most cost-effective means to address hyperbole and other claims and opinions viewed as objectionable is not government screening of the contentions or resort to the courts.  Rather, the parties should be free to reply to the statements in a timely and cost-effective manner, challenging the basis for the claims and countering with their own views on the subject matter through the dissemination of additional soliciting material.”  To the extent that either Transatlantic or Allied World does not agree with statements made by Validus, Validus believes that, in furtherance of the Commission’s above-stated position, Transatlantic and Allied World are free to challenge such statements, as they have been freely doing in their own solicitation material.

With respect to the third bullet point in comment 20 of the Comment Letter, Validus acknowledges the Staff’s comment but respectfully notes that while Validus believes that the actions taken by the Transatlantic Board were contrary to the best interests of Transatlantic stockholders, no court has made a determination as to whether such actions have been taken in compliance with applicable law, and it is not certain as to how any such court reviewing such matters would rule.  However, Validus refers the Staff to the press release filed as Exhibit 99.1 to Transatlantic’s Current Report on Form 8-K filed on July 20, 2011, which includes the following statements:  “The Board has also determined that the Validus proposal is reasonably likely to lead to a Superior Proposal and that the failure to enter into discussions regarding the Validus proposal would result in a breach of its fiduciary duties under applicable law.  As a result, the Board has determined to offer to engage in discussions and exchange information with Validus”  (emphasis added).  Validus notes that no such discussions or exchange of information have occurred to date.

On August 10, 2011, Validus commenced litigation with respect to such matters in the Court of Chancery of the State of Delaware alleging that the members of the Transatlantic Board have breached their fiduciary duties.  We have updated the disclosure on pages 52 and 94 of the Form S-4 and page 11 of the Proxy Statement accordingly.

*  *  *  *  *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Joseph E. (Jeff) Consolino, President and Chief Financial Officer of the Company, with respect to certain matters.

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon A. Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed
Todd E. Freed

Enclosures (provided on a supplemental basis)

cc:	David L. Orlic, Esq. (Division of Corporate Finance)
Nicholas Panos, Esq. (Division of Corporate Finance)
Michael Rosenthall, Esq. (Division of Corporate Finance)
Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)